

EXECUTIVE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562-9700
Dir   +27 11 562 9724
Fax +27 11 562 9828
www.goldfields.co.za

Monday, 22 June, 2009

<u>Via EDGAR</u>

Division of Corporate Finance,
Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549
United States

Ladies and Gentleman

Re: **Gold Fields Limited**
       Registration Statement on Form F-3
       (File No. 333-112484)

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Gold Fields Limited (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form F-3 (Commission File No. 333-112484), which was filed with the Securities and Exchange Commission (the "Commission") on February 4, 2004 (the "Registration Statement").

The Company is requesting the withdrawal of the Registration Statement because the Company decided not to pursue its effectiveness under the Securities Act due to changed circumstances in the securities markets. The Registration Statement has not been declared effective and no securities have been sold pursuant thereto.

If you have any questions regarding this application, please contact Jennifer Schneck of Linklaters LLP at 011 44 20 7456 3372.

Very truly yours

GOLD FIELDS LIMITED

By: /s/ Nicholas J. Holland
       Nicholas J. Holland
       Chief Executive Officer
